Matthew Wolock

+1.202.739.5322

matthew.wolock@morganlewis.com

VIA EDGAR

Mark Cowan

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

February 2, 2026

Re:	The 2023 ETF Series Trust (the “Trust” or the “Registrant”) File Nos. 333-272579 and 811-23883

Dear Mr. Cowan:

This letter responds to Staff comments on post-effective amendment no. 18 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed on November 24, 2025 pursuant to Rule 485(a)(2) under the Securities Act of 1933 and relates to the Pictet AI Enhanced US Equity ETF (the “Fund”), a series of the Trust. Below, for your convenience, we have restated the Staff’s comments followed by the Registrant’s responses to those comments, which are reflected, as applicable, in the amendment to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meaning given to them by the Registration Statement.

Prospectus

Principal Investment Strategies

1.	Comment: Please supplementally confirm that ADR investments are outside of the Fund’s 80% investment policy, which provides the Fund will invest at least 80% of its net assets in U.S. companies that are listed within the S&P 500 Index.

Response: The Registrant confirms that ADRs are outside of the Fund’s 80% investment policy.

2.	Comment: Because “Portfolio Turnover Risk” is disclosed as a principal risk of investing in the Fund, please disclose that the Fund may engage in frequent trading as part of its principal investment strategies.

Response: The Registrant respectfully submits that this is addressed in the last sentence of the second paragraph of the Fund’s Principal Investment Strategies section, which reads “As a result of this investment approach, the Fund may experience a high portfolio turnover rate.”

February 2, 2026

Additional Information about the Fund’s Investment Strategies

3.	Comment: Please revise the Item 9 disclosure in this section so that it expands on the strategy disclosure provided in Item 4 for the Fund (i.e., there should be a layered disclosure approach taken with respect to Items 4 and 9). See June 2014 Guidance Regarding Mutual Fund Enhanced Disclosure.

Response: As required by Item 4 of Form N-1A, the Fund’s summary prospectus describes the Fund’s principal investment strategies. Additional information associated with the Fund’s principal investment strategies is described within the statutory prospectus. General Instruction C.(3)(a) of Form N-1A provides that “[i]information that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Registrant submits that the principal investment strategies disclosed in response to Item 4 need not be identified again in response to Item 9(b). Accordingly, the Registrant respectfully submits that no revisions are necessary.

4.	Comment: Please provide a general explanation of how the Fund’s Adviser decides which securities to buy and sell.

Response: The Registrant respectfully submits that this is addressed in the second paragraph of the Fund’s Principal Investment Strategies section.

Statement of Additional Information

Investment Restrictions

5.	Comment: The Fund has a fundamental investment restriction not to concentrate its investments in an industry. Given that the Fund has a policy to invest at least 80% of its net assets in companies included in the S&P 500 Index and given further the current concentrated nature of that Index, please supplementally confirm the Fund will adhere to its stated concentration policy.

Response: The Registrant has revised its concentration policy to note that the Fund will concentrate in an industry or a group of related industries to the extent the S&P 500 Index concentrates in such industry or group of related industries.

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We trust the foregoing is responsive to each of the Staff’s comments. Please do not hesitate to contact the undersigned at (202) 739-5322, or my colleague Chris Menconi at (202) 373-6173 if you have any questions.

Sincerely,

/s/ Matthew Wolock
Matthew Wolock

cc:	W. John McGuire Christopher D. Menconi